YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

April 22, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Sharon Virga (Assistant Director Office No. 11)

Re:	YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.)
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

Pursuant to our telephone conversations with Sharon Virga regarding our responses to comments 1, 3 and 4 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to YOU On Demand Holdings, Inc. (the “Company”) dated April 7, 2011, as well as additional information emailed to Kyle Moffatt on April 14, 2011, we hereby provide further information requested by Sharon Virga on April 15, 2011 and April 21, 2011.

For the convenience of the Staff, the Staff’s comments 1, 3 and 4 are included and followed by the corresponding expanded response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1.
We note your response to comment one from our letter dated March 24, 2011.  You have not provided us with the rationale under the accounting literature for recognizing a gain on the contribution of Cablecom Holdings stock by Mr. Ng as requested and now indicate that you are unable to find specific support under the accounting literature.

a.
Since Mr. Ng owned shares or other equity interests in both entities at the time of the transaction, the transaction should be considered a related party transaction and should be disclosed as such in your financial statements.  Furthermore, such a transaction cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealings may not exist, and as such, it is unclear to us why you state in your response that you do not believe this to be a related party transaction.

b.
Please tell us the respective ownership percentages held by Mr. Ng (and his family members) of both entities either directly and/or indirectly at the date of the transaction and immediately following the transaction.  Also tell us what positions/titles Mr. Ng held at both entities before and after the transaction.  If Mr. Ng had caused you such harm, tell us why he continued his employment and position as director.

Company Response (expanded):  The $2,516K gain recognized as a result of the transfer of 390K Cablecom Holdings shares to the Company by Clive Ng (“Mr. Ng”) during the second quarter of 2008 was offset by a ($1,797K) one-time write-down taken during the fourth quarter of 2008, as well as net losses of ($102K) on proceeds of $361k from the sale of 72K shares sold during 2008. The remaining value of the 318K shares at the end of 2008 was $254K with a net realized gain of $617k for the year.

Subsequently, the Company sold an additional 247K shares and recognized both realized and unrealized losses totaling ($77K) through December 31, 2010.  As of December 31, 2010, the Company had 17K Cablecom Holdings shares remaining with a fair market value of $9K.

Absent the $617K impact for 2008, our Basic and Diluted Net Loss per Share of $0.07 would have been increased by $0.01.  As such, we believe the net gain of $617K reported through December 31, 2008 was considered to be immaterial as defined by Section M of Topic 1 of Staff Accounting Bulletin No. 99 (SAB 99).  SAB 99 states that “a matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

To further determine the likelihood that the net gain was considered to be immaterial, we observed our stock price during Q2 2008 through Q1 2009:

Quarter	Beg	End	High	Low	Avg
Q2 2008	1.00	0.50	1.10	0.50	0.82
Q3 2008	0.50	0.10	0.55	0.10	0.33
Q4 2008	0.10	0.02	0.25	0.02	0.08
Q1 2009	0.02	0.15	0.24	0.02	0.11

As reflected, our stock price immediately prior and subsequent to the reporting of this gain, as well as through the end of the fiscal year, was not positively impacted by our gain recognition.

A qualitative consideration in understanding this transaction was that all of our shareholders agreed to a release of Mr. Ng’s liability as part of the settlement.  Based on the fact that every investor was a party to the settlement through the liability waivers they executed, it could be assumed that they were aware of the significant negative revenue impact that Mr. Ng caused the company and understood the intent of the transaction.  Any gains recognized would have been more than offset by the significant losses caused.

Furthermore, as these events occurred at the end of 2007 and the settlement occurred in the beginning of 2008 the Company’s consistently-low stock price since this transaction ($0.05 as of 4/15/11) is indicative of the fact that the gain was not considered “important” to potential investors when making investment decisions.  Similarly, as we have a completely new business model and management team in place, we do not believe a reasonable investor would look back to a gain from 2008 to influence their decision-making process when purchasing our stock.

Additionally, to further support the movement to diminish Clive Ng’s control of the Company initiated by the Settlement Agreement, it should be noted that Mr. Ng’s ownership percentage decreased from 68% prior to the initial transfer of 7,017,814 CBBD shares per the Settlement Agreement to 1% in July 2010.

As such, in light of all facts and circumstances, we believe the impact of our position to record a gain or any restatement to reflect the recording of the transfer at historical cost would not have impacted the judgment of a reasonable person.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3.	We note your response to comment three from our letter dated March 24, 2011. Please expand your disclosure to include the details of your response. Provide us with your proposed disclosures.

Company Response (expanded):    The following represents our revised disclosure in future filings:

Shandong Publishing

On March 7, 2008, we entered into a cooperation agreement, or the Shandong Newspaper Cooperation Agreement, with Shandong Broadcast and Modern Movie, or the Shandong Newspaper Entities.  The cooperation agreement provides for, among other terms, the creation of a joint venture entity in the PRC, Shandong Publishing, that would own and operate the television program guide, newspaper and magazine publishing businesses previously owned and operated by the Shandong Newspaper Cooperation Agreement pursuant to exclusive licenses.  In addition, Shandong Publishing entered into an exclusive advertising agency agreement and an exclusive consulting services agreement with the Shandong Newspaper Cooperation Agreement and another third party, Music Review Press, which requires that the Shandong Newspaper Cooperation Agreement and Music Review Press shall appoint Shandong Publishing as their exclusive advertising agents and providers of technical and management support for a fee.

Under the terms of the Shandong Newspaper Cooperation Agreement and related pledge and trust documents, the Shandong Newspaper Entities contributed their entire Shandong newspaper business and transferred certain employees, to Shandong Publishing in exchange for a 50% stake in Shandong Publishing, with the other 50% of Shandong Publishing to be owned directly by Jinan Zhongkuan, and indirectly by our WFOE in the PRC in the second quarter of 2008, with the joint venture becoming operational in July of 2008.  In exchange therefore, the Cooperation Agreement provided for total initial consideration from us of approximately $1.5 million (approximately 10 million RMB) which was contributed to Shandong Publishing as working and acquisition capital.  As part of the transaction, and to facilitate our subsidiary’s ownership and control over Shandong Newspaper under PRC law, through our WFOE in the PRC, this acquisition was completed in accordance with a pledge and loan agreement, pursuant to which all of the shares of Shandong Publishing which we acquired are held in trust on our behalf by a nominee holder, as security for a loan to Shandong Media’s parent seller.  We are entitled to 100% of the pre-tax income of Jinan Zhongkuan, the 50% owner of Shandong Publishing in two ways, which are discussed below.

First, there are two individual owners of Jinan Zhongkuan which hold all of the equity in that company in trust for the benefit of CB Cayman, pursuant to trustee arrangements entered into with them in 2008.  The trustee arrangements relieve the individual shareholders from any responsibilities for the day-to-day operations of the company and any liability arising from their role as equity holders.  All actions taken by them as shareholders will be in accordance with instructions provided by CB Cayman.  The trustee arrangements provide that, in consideration for an up-front fee paid by CB Cayman, and monthly cash payments thereafter, the equity holders of Jinan Zhongkuan will hold the equity of Jinan Zhongkuan in trust for, and only for the benefit of, CB Cayman.  We believe CB Cayman’s right to receive 100% of the dividends paid on the equity held in trust for it by the two individuals is appropriate under PRC transfer pricing rules, which are found in Arts. 41-48 of the PRC Enterprise Income Tax Law and Arts. 109-123 of the Implementing Regulations thereunder, and complies with the “arm’s length principle” mandated by Art. 41 of the Enterprise Income Tax Law, because those individuals have no responsibilities and take no risk in connection with their role as trustee shareholders other than to vote when requested and as directed by CB Cayman.

As a practical matter, however, there are not likely to be any dividends paid on the equity of Jinan Zhongkuan, because all of its pre-tax income is required to be paid over to WFOE under the terms of an exclusive services agreement entered into in January 2008. Under the terms of the exclusive services agreement, the WFOE is obligated to provide all management, technical and support services needed by Jinan Zhongkuan and is entitled to receive 100% of the pre-tax income of Jinan Zhongkuan in exchange. Jinan Zhongkuan has no income other than profit distributions from Shandong Publishing.  Jinan Zhongkuan and our WFOE are related parties, and all of the risk and burden of the operations of Jinan Zhongkuan is shifted to the WFOE under the exclusive services agreement, and therefore all of the economic benefit is shifted to the WFOE as well.

The Company, through CB Cayman, is the sole owner of WOFE, and exercises the overall voting power over WFOE.  In addition, through the various contractual agreements between CB Cayman, the trustees, the WFOE and Jinan Zhongkuan, as discussed above, Jinan Zhongkuan is considered a VIE.  As the Company bears all risks and is entitled to all benefits relating to the investment in Jinan Zhongkuan, the Company is a primary beneficiary of Jinan Zhongkuan and is required to consolidate Jinan Zhongkuan under the variable interest model.  With respect to Shandong Publishing, it cannot finance its own activities without the cash contribution from Jinan Zhongkuan.  In addition, apart from its 50% equity interest in Shandong Publishing, Jinan Zhongkuan has the obligation to bear expected losses and receive expected returns through the services agreement, which entitles Jinan Zhongkuan to all net profits of Shandong Publishing.  Accordingly, due to the nature of our ownership/control of Jinan Zhongkuan and Shandong Publishing, they are considered VIEs and therefore are consolidated in our financial statements.

If the PRC tax authorities were to disagree with our position regarding the pricing under the exclusive services agreement between Jinan Zhongkuan and the WFOE, there is no potential for past-due tax liability with respect to Jinan Zhongkuan because, as noted above, Jinan Zhongkuan has never recognized any profits.  However, if Jinan Zhongkuan did recognize profits, and the PRC tax authorities partially disallowed Jinan Zhongkuan’s deduction of amounts paid to the WFOE, such that Jinan Zhongkuan is seen to retain some percentage of its pre-tax profit as taxable income, that entity would be responsible for enterprise income tax at a rate of 25% on such retained percentage.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5.  Acquisition of Sinotop, page 10

4.
We note your response to comment four from our letter dated March 24, 2011.  Please provide us with the proposed disclosures that you will make in your footnotes to explain in detail why you purchased this business, why you paid a significant premium for this business that resulted in goodwill and why you accounted for this acquisition as a purchase of a business under GAAP.

Company Response (expanded):   We formally filed our letter dated March 21, 2011 to Joel Levine requesting waiver of the requirement to file the financial statements of Sinotop Group Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.  We received a response from Joel Lovine dated March 21, 2011 indicating that the requested waiver was granted.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer